02017951

PE
03/01/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

This document consists of 10 pages. The Exhibit Index is on page 2.

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

RECD S.E.C.
MAR 1 2002
080

For the month of March **2002**

Telefónica Holding of Argentina Inc.

(Translation of registrant's name into English)

Tucumán 1, 20th floor, (1049) Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ **Form 40-F** ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ **No** ☒

If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-________________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Holding de Argentina S.A.
(Registrant)

Date March 1, 2002

By: ________________
(Signature)

Name: **Horacio C. Soares**
Title: **Chairman**

PROCESSED
MAR 15 2002
THOMSON
FINANCIAL

EXHIBIT		PAGE
A.	**English language version of letter dated January 10, 2002 from Telefónica Holding de Argentina S.A. (the "Company") to the Buenos Aires Stock Exchange ("BASE") reporting information on debt securities issued by the Company.**	3
B.	**English language version of letter dated January 25, 2002 from the Company to the BASE reporting acquisition of an over 95% equity interest in the Company by Telefónica Internacional S.A.**	5
C.	**English language version of letter dated February 8, 2001 to the BASE from the Company regarding payment of interest on and repayment in full of the principal amount of its 8.50% Series A Notes due 2002.**	7
D.	**English language version of letter dated February 8, 2001 to the BASE from the Company regarding payment of interest on its 9.50%** Series B Notes due 2007.	9

EXHIBIT A

English language version of letter dated January 10, 2002 from the Company to the BASE reporting information on debt securities issued by the Company.

TELEFÓNICA HOLDING DE ARGENTINA S.A.

Buenos Aires, January 10, 2001 [*sic*]

Messrs.
Buenos Aires Stock Exchange

Re: Quarterly Notification regarding Negotiable Obligations [debt securities] Chapter XXIII, Article 20 of the Rules of the CNV [*Comisión Nacional de Valores* (Argentine Securities Commission)]

Dear Sirs,

I have the pleasure of addressing myself to the Exchange in my capacity as an authorized representative of Telefónica Holding de Argentina S.A., with a domicile for such purpose at Av. L.N. Alem 1110, 13th Floor (1001), [Buenos Aires] telephone: [54-11] 4310-2200, Fax: [54-11-] 4310-2299 (Estudio Jurídico Baker & McKenzie), for the purpose of making you aware of the changes that have occurred during the fourth quarter of 2001 with respect to the negotiable obligations issued by the Corporation: (i) there has not been any due date for the payment of interest; and (ii) in accordance with that of which notice was timely given in the nature of a relevant [material] event there have been cancelled Negotiable Obligations in accordance with the following detail of amounts and dates.

Class	Date	Retired Principal Amount [*]	Effective [Outstanding] Balance
A	11/12/01	10.640.000	
A	12/03/01	1.251.000	**6.976.000**
B	11/13/01	7.084.000	
B	12/03/01	1.370.000	**7.551.000**

Respectfully,

TELEFÓNICA HOLDING DE ARGENTINA S.A.

Javier G. Pereira Amigo
Authorized Signatory

[* SERIES A NOTES ARE DENOMINATED IN U.S. DOLLARS; SERIES B NOTES ARE DENOMINATED IN ARGENTINE PESOS. AMOUNTS INDICATED FOR EACH SERIES ARE IN THOSE RESPECTIVE CURRENCIES AS OF THE INDICATED DATES.]

EXHIBIT B

English language version of letter dated January 25, 2002 from the Company to the BASE reporting acquisition of an over 95% equity interest in the Company by Telefónica Internacional S.A.

Buenos Aires, January 25, 2002

To the
Buenos Aires Stock Exchange

Re: Situation of Almost Total Control by
Telefónica Internacional S.A. Decree [No.] 677/01

Dear Sirs,

I have the pleasure of addressing you on behalf of Telefónica Holding de Argentina S.A. ("THA": or the "Corporation") maintaining a domicile for this purpose at Av. L.N. Alem 1110, 13th Floor (1001), Buenos Aires, (telephone: [54-11] 4310-2200, fax: [54-11-] 4310-2299) in compliance with that which is provided by Article 26 of Decree No. 677/01, for the purpose of making you aware that as a consequence of the cancellation of shares of the Corporation resolved by the Board of Directors of same, in compliance with the reduction of capital resolved by the respective extraordinary general [shareholders'] meeting, Telefónica Internacional, S.A. has become the holder of more than a 95% interest in the equity capital of THA.

Respectfully,

TELEFÓNICA HOLDING DE ARGENTINA S.A.

Javier G. Pereira Amigo
Authorized Signatory

6

EXHIBIT C

English language version of letter dated February 8, 2002 to the BASE from the Company regarding payment of interest on and repayment in full of the principal amount of the Company's 8.50% Series A Notes due 2002.

Buenos Aires, February 8, 2002

To the
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]
Attention: Dr. Hugo Medina
Technical Management and Issuance
Sarmiento 299, 2nd Floor
City of Buenos Aires

Re: Telefónica Holding Argentina S.A.
U.S.$500,000,000 Medium Term Negotiable Obligations
[Notes] Program. Notice of Payment of Interest.

Dear Sir,

In compliance with Article 129 of the Rules of Listing and Quotation of the Exchange, we communicate notice of payment of interest corresponding to the Series A issue Negotiable Obligations [Notes] of U.S.$100,000,000 issued by the Corporation with a maturity in the year 2002, as well as the repayment in full of the outstanding principal amount [of the Notes] of U.S.$6,976,000, in accordance with the related indenture.

U.S.$100,000,000 8.50% Series A
Negotiable Obligations [Notes] due 2002

a) Domicile where the payment is made:

Co-Register and Paying Agent: The Bank of New York, 101 Barclay Street, New York, New York 10286

Registrar and Paying Agent: Banco Río de la Plata S.A., Bartolomé 480, Buenos Aires, Argentina

b) Schedule within which payment will be made: Banking schedule.

c) Date on which payment will be made: February 14, 2001 [*sic*]

d) Percentage of Interest earned: 4.25% (Amount of interest earned: U.S.$296,480.)

e) Period that corresponds to the payment: Period beginning August 14, 2001 and ending February 13, 2002.

Respectfully,

Telefónica Holding de Argentina S.A.

Javier G. Pereira Amigo
Authorized Signatory

EXHIBIT D

English language version of letter dated February 8, 2002 to the BASE from the Company regarding payment of interest on the Company's 9.75% Series B Notes due 2007.

Buenos Aires, February 8, 2002

To the
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]
Attention: Dr. Hugo Medina
Technical Management and Issuance
Sarmiento 299, 2nd Floor
City of Buenos Aires

Re: Telefónica Holding Argentina S.A.
U.S.$500,000,000 Medium Term Negotiable Obligations
[Notes] Program. Notice of Payment of Interest.

Dear Sir,

In compliance with Article 129 of the Rules of Listing and Quotation of the Exchange, we communicate notice of payment of interest corresponding to the Series B issue Negotiable Obligations [Notes] of U.S$225,000,000 issued by the Corporation with a maturity in the year 2007, of which the outstanding principal amount is U.S.$7,551,000.

U.S.$225,000,000 9.75% Series B
Negotiable Obligations [Notes] due 2007

a) Domicile where the payment is made:

Co-Register and Paying Agent: The Bank of New York, 101 Barclay Street, New York, New York 10286

Registrar and Paying Agent: Banco Río de la Plata S.A., Bartolomé 480, Buenos Aires, Argentina

b) Schedule within which payment will be made: Banking schedule.

c) Date on which payment will be made: February 14, 2002

d) Percentage of Interest earned: 4.875% (Amount of interest earned: U.S.$368,111.25)

e) Period that corresponds to the payment: Period beginning August 14, 2001 and ending February 13, 2002.

Respectfully,

Telefónica Holding de Argentina S.A

Javier G. Pereira Amigo
Authorized Signatory